Exhibit 12.1

CHS Inc.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Three Months Ended
	November 30,		Years Ended August 31,
(in thousands)	2004	2003	2004	2003	2002	2001	2000
EARNINGS:
Income before income taxes	$23,023	$58,360	$221,332	$136,541	$144,838	$152,954	$91,268
ADD:
Minority interests	8,189	3,922	33,830	21,950	15,390	35,098	24,547
Fixed charges, as shown below	16,068	16,135	70,370	66,306	57,813	77,267	75,085
Redemptions received from equity method investees	22,520	27,493	65,158	35,939	37,689	30,104	41,250
Redemptions received from cooperatives and other investments	983	3,458	9,481	8,467	6,310	1,672	2,638
SUBTRACT:
Equity in income of investees	(16,683)	(13,707)	(79,022)	(47,299)	(58,133)	(28,494)	(28,325)
Noncash patronage refunds	(221)	(311)	(4,986)	(1,795)	(2,327)	(3,896)	(6,825)
Interest capitalized	(863)	(503)	(2,817)	(3,905)	(2,105)	(1,244)	(2,708)

EARNINGS AS ADJUSTED	$53,016	$94,847	$313,346	$216,204	$199,475	$263,461	$196,929

FIXED CHARGES:
Interest	$12,456	$12,043	$54,441	$52,580	$44,561	$62,680	$60,276
Amortization of debt costs expensed or capitalized	1,086	871	3,971	3,162	3,030	2,747	2,116
Appropriate portion (1/3) of rent expense	2,526	3,221	11,958	10,563	10,223	11,840	12,694

TOTAL FIXED CHARGES	16,068	16,135	70,370	66,305	57,813	77,267	75,086

PREFERRED DIVIDEND FACTOR:	2,426	2,152	9,339	5,539	276	—	—

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$18,494	$18,287	$79,709	$71,844	$58,089	$77,267	$75,086

RATIO	2.9	5.2	3.9	3.0	3.4	3.4	2.6